Exhibit 1

AVRICORE HEALTH CORPORATE UPDATE:

MID-YEAR RESULTS SHOW STRONG GROWTH, PROFITABILITY

VANCOUVER, BRITISH COLUMBIA – Aug 29, 2024) – AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “Avricore”) reports on its mid-year results for 2024 demonstrating the Company’s continued success in maintaining strong growth in revenues while achieving net profitability.

In the six months ended June 30, 2024 revenues grew by 84% year-over-year, topping $2,169,513 with gross profit increasing 94% equalling $855,566. This was supported by Q2 2024 revenue increasing 91% against the same period in 2023 to $1,045,206, with gross profit topping $370,775, a 62% gain.

This success led the Company to recording a net profit of $222,559 and posting a net increase in cash of $279,039.

“Our success comes from great partners, an incredible team and a shared mission by all that believes everyone deserves better access to care,” said Hector Bremner, CEO of Avricore. “We’ve put that mission at the centre of what we do and know that the passion for our mission is growing, and we can do so much more in Canada and globally.”

Second Consecutive Profitable Quarter

The Company incurred a comprehensive income of $222,559 for the six months ended June 30, 2024 (2023 - loss $475,737). Revenue grew thanks to an increase in HealthTab™ systems deployed and tests sold. Gross margin for the period was 39% (2023- 37%) outperforming the Company’s target margin of 30%. Share-based compensation of $29,062 (2023 - $256,519) was recognized for stock options granted, vested, and repriced during the period.

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023

Revenue	$1,045,206	$548,049	$2,169,513	$1,177,290

% Change - year over year	91%		84%

Gross profit	$370,775	$229,471	$855,566	$440,152
% Change - year over year	62%		94%

We’ve Got What It Takes

As of this reporting period the Company had a working capital of $609,108 (December 31, 2023 – $244,343) and $329,357 (December 31, 2023 - $427,689) in accounts receivable. Given the positive trend, we believe that our cash resources, along with the net inflows of revenues from operations and the potential exercising of options, are sufficient to fund our working capital for the next twelve months. However, should growth opportunities present themselves that would exceed this, we have strategic plans that would ensure we meet demand.

Sources and Uses of Cash:	Period ended June 30, 2024
	2024	2023
	$	$
Cash provided by (used in) operating activities	417,118	227,832
Cash used in investing activities	(124,679)	(418,488)
Cash provided by (used in) financing activities	(13,400)	42,500
Cash and Cash Equivalents, closing balance	555,610	472,371

The Right Direction

The following table highlights selected financial data for each of the eight most recent quarters.

Quarter Ended	June 2024	March 2024	Dec 2023	Sep 2023	June 2023	Mar 2023	Dec 2022	Sep 2022
						$	$	$
Revenue	1,045,206	1,124,307	1,354,403	953,454	548,049	629,241	997,235	572,228
Gross profit (loss)	370,775	484,791	501,466	261,778	229,471	210,681	168,845	215,961
Share-based compensation	1,598	27,464	142,765	304,328	168,518	88,001	243,000	58,354
Comprehensive income (loss)	54,022	168,537	59,584	(285,062)	(284,225)	(191,512)	(244,789)	(180,398)
Net profit (loss)/share	0.00	0.00	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total Assets	2,618,384	2,798,058	2,538,205	2,453,136	2,143,810	2,296,565	2,568,983	2,128,017

Looking Ahead

The Company sees several near-term positive developments coming throughout the balance of 2024 and into 2025:

●	Expanding its network of pharmacies utilizing HealthTab,
●	working with pharmacy partners to ensure the maximizing of testing as part of their patient approach,
●	preparing for potential pharmacy funding announcements by provinces that will support chronic disease screening and testing, as well as Strep testing, by these trusted healthcare professionals,
●	expanding the UK feasibility study in collaboration with its partners and securing NHS support for pharmacy scope,
●	increasing API connectivity partners to better support patient health records,
●	new market access pilots and expansions,
●	general policy shifts in key markets which will open doors to further expansion.

Overall, the Company believes it can manage stable growth through cashflow, putting it on a strong footing going forward. If, and when, opportunities arise that would require additional capital beyond current abilities, the Company can access it and ensure it can meet demand. Growth in Canada will be a focus; however, international markets present significant opportunity and will eventually represent a larger share of revenues in time. The market for health services and POCT in pharmacy is growing thanks to public policy decisions which are supporting the approach. Furthermore, standards being set for POCT in pharmacy are more in line with HealthTab’s approach, making either previously used and even recently developed approaches increasingly obsolete or unable to meet the modern standard. The Company feels in light of all this, that it is on the right track and is confident of its strategy.

The Company also announces that at its annual general meeting held on June 20, 2024, shareholders approved an increase of 45,000 in the number of stock options available to be issued under the Company’s stock option plan.

HealthTab™ Market Fast Facts

●	Point of Care Testing Market to reach $93.21 Billion USD in 2030 (Source)
●	Nearly 13.6 Million Canadians expected to be diabetic or prediabetic by 2030, with many undiagnosed (Source)
●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)
●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)
●	There are more that 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

About HealthTab™

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at advancing pharmacy practice and patient care. Through its flagship offering HealthTab™, a wholly owned subsidiary, the Company’s mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943
info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health’s expectations, plans, intentions, or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a few risks, uncertainties, and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy